SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: AmerisourceBergen Corp.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_________________________________________________________________________________________________________________________________________________________________

RE: Support Inclusion of Legal and Compliance Charges in Incentive Award Payouts, Item 5, at AmerisourceBergen Corp.

Dear Fellow AmerisourceBergen Shareholder:

We believe incentive pay calculations should not be cherry-picked to insulate executives from costly compliance failures that occur on their watch. Unfortunately, last year’s pay revolt, triggered by the Board’s decision to exclude the impact of the $6.6 billion in opioid-related charges in calculating executive bonus payments, has not occasioned sufficiently meaningful changes to the pay structure -- despite the opioid costs representing nearly a decade of earnings.

Accordingly, we are proposing, in Item 5, that the financial performance metrics used in executive pay plans are not automatically adjusted to exclude expenses or charges associated with any investigation, litigation or enforcement action related to drug distribution. Critically, we are NOT seeking a prohibition on excluding such costs when there are mitigating circumstances – such as when a new management team has been installed to correct the underlying issues; however, the proposal does seek to reverse the current expectation at AmerisourceBergen that charges related to compliance breakdowns will automatically not impact executive pay. And when there are mitigating reasons for excluding the costs, we simply demand there is robust disclosure to justify the use of, what is effectively, positive discretion. In so doing, the proposal aims to ensure executives are held accountable for events that occur on their watch, that incentive payouts reflect the financial experience of shareholders, and that executives are fully incentivized to focus on what ought to be their number one priority – the safe and secure distribution of drugs.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

As you review the proposal, we would like to draw your attention to the following:

  It shouldn’t take a Say-on-Pay revolt for the Board to act. Make no mistake, the negative discretion applied to CEO Steven Collis’ 2021 annual bonus -- a 45 percent cut, or $1.8 million reduction, from an initial 177 percent payout level -- only came about because more than 72 percent of the shares not held by insiders were cast against executive pay last year. The vote was a resounding rebuke of the company’s failure to account for the $6.6 billion in opioid-related charges in its incentive plans, a direct result of AmerisourceBergen’s practice of adjusting out such costs when determining financial performance.1 However, rather than making structural changes to incentive pay – by having as the default, the inclusion of such costs – the Board wants you to believe that the current structure remains sound and that it can be trusted to appropriately apply negative discretion in the future, notwithstanding its failure to do so last year.
  The expectation that compliance-related charges will be included in award payouts creates a powerful ex-ante incentive. The use of ad hoc discretion on the backend of an award – i.e., ex-post – lacks the same behavioral effect as setting clear expectations up front that executives will be held accountable in their incentive pay for the costs of compliance failures. It is crucial, here, to keep in mind that AmerisourceBergen’s financial exposure to compliance weaknesses is not limited to the opioid crisis but is an ever- present risk in the distribution of drugs. In 2017, for instance, AmerisourceBergen’s Specialty Group business pled guilty to illegally distributing misbranded cancer drugs – over a time-period that includes CEO
  Collis’ leadership of the unit. AmerisourceBergen ultimately paid nearly $900 million in settlements; however, there is no indication that the Board considered these costs in calculating CEO Collis’ award payouts. Considering that the safe and secure distribution of drugs is the company’s number one priority, we believe it is high time AmerisourceBergen took concrete steps to explicitly factor compliance performance into its executive pay structure.

1 We are fully aware that many companies exclude certain costs (e.g., restructuring, legal settlements, goodwill impairments, etc.) from their pay metrics, and that many justify this practice by explaining that it is important to align incentive pay with forward guidance provided to the market. However, what is useful and relevant to an analyst attempting a forward analysis of the company’s core earnings, is qualitatively different from what is important in evaluating executive pay. Charges and other costs that might not be relevant to setting a forward price target can be relevant to gauging the past performance of a key executive.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

  This year’s negative discretion falls short of accountability. Significantly, by defaulting to the inclusion, rather than the exclusion, of compliance-related charges in both the short- and long-term incentive plans, the proposal would create a valuable yardstick by which to evaluate any subsequent (positive) discretion used by the Board to limit the impact of such costs on award payouts. The importance of this becomes evident when considering the discretionary reduction in executive pay this year – a 45% bonus payout reduction for CEO Collis, or $1.8 million and just a 10 percent bonus reduction for the other named executives, or up to $150,000 each.2 While not inconsequential, the actual amounts chosen are almost entirely devoid of context and leave untouched the far more valuable performance share awards, which, for the Fiscal 2019-2021 cycle, paid out at 200 percent of target, primarily on adjusted EPS results. In the case of CEO Collis, the vested award is worth more than $10.7 million. The critical question for shareholders is what the payouts would have been across incentive vehicles, whether those vesting in 2020 or 2021, had the opioid charge been factored into the calculations. In fact, considering that the hit to CEO Collis’ bonus represents just one percent of his realized pay3 over the past decade – even as the opioid charges effectively wiped out all earnings generated over this same time-period -- and that recent increases in CEO Collis’ target compensation almost entirely offset the one-time bonus reduction,4 the Compensation Committee’s actions come up short.

For a company that faces inherent compliance-related risks, with nearly $7.6 billion in related charges over the past five years, we believe the best course of action is to set up a clear expectation that such ‘costs of doing business’ will be included, rather than excluded, in the financial performance metrics used for executive pay.

2 The seemingly nominal reductions made to the pay of the other named executives, particularly without explanation, is troubling given the roles and tenure of certain executives. John Chou, special advisor to the Chairman and CEO and formerly the Chief Legal Officer, has served at the company for nearly two decades, been a named executive since 2008, and was previously responsible for legal and compliance functions. EVP Robert Mauch, a named executive for six years, led or was a senior executive in the company’s drug distribution business for nearly a decade.

3 Between fiscal 2011 and fiscal 2020, CEO Collis realized nearly $180 million in compensation, according to S&P CapitalIQ.

4 For instance, CEO Collis’ target compensation jumped $1.15 million in fiscal 2021, while his fiscal 2022 LTI opportunity, granted around the time of the bonus reduction, looks to have increased by $750,000 from fiscal 2021. The company does not disclose the other terms/components of CEO Collis’ fiscal 2022 compensation.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Accordingly, we urge support for Item 5, which calls on the company not to, by default, exclude compliance related litigation and settlements costs when calculating incentive payouts.

For more information, please contact Michael Pryce-Jones, Teamsters Capital Strategies at: mpryce-jones@teamster.org.

Thank you for your support, Sincerely,

Ken Hall
General Secretary-Treasurer

KH/cz

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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